UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Grand Toys International Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

386490 10 6

(CUSIP Number)

Cheng Hsieh, Jeff
Room UG202 Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East, Kowloon, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copy to:

Steven C. Nelson, Esq.
Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong

December 21, 2005, December 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 386490 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheng Hsieh, Jeff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Citizen of Hong Kong S.A.R.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,273,726

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,273,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,273,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.6%

14.	Type of Reporting Person (See Instructions) IN

(1)           The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cornerstone Beststep International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,273,726

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,273,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,273,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.6%

14.	Type of Reporting Person (See Instructions) CO

(1)           The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Centralink Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,273,726

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,273,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,273,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.6%

14.	Type of Reporting Person (See Instructions) CO

(1)           The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on August 26, 2004, as amended by Amendment No. 1 to Schedule 13D filed on September 9, 2005 (as amended, the “Schedule 13D”), relating to the American Depositary Shares, or ADSs (“Grand HK ADSs”), representing ownership interests in the ordinary shares, nominal value HK$1.00 per share, of Grand Toys International Limited, a Hong Kong limited company (“Grand HK”).  The principal offices of Grand HK are located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Except as otherwise described herein, the information contained in the Schedule 13D remains in effect, and all capitalized terms shall have the meaning previously ascribed to them.  Information given in response to each item in the Schedule 13D shall be deemed incorporated by reference in all other items.

Item 2.	Identity and Background
The response to Item 2 is hereby amended and restated as follows:
(a) – (c)

This Statement is being jointly filed by (i) Centralink Investments Limited (“Centralink”) by virtue of its direct ownership of Grand HK ADSs and (ii) Cornerstone Beststep International Limited (“CBIL”) and Mr. Hsieh, by virtue of their indirect ownership of Grand HK ADSs.  Centralink, CBIL and Mr. Hsieh are collectively the “Reporting Persons” and individually, a “Reporting Person.”

Centralink is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.  Its sole director and executive officer is Mr. Hsieh.

CBIL is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.  Its sole director and executive officer is Mr. Hsieh.

The principal employment of Mr. Hsieh is as a Director of CBIL, Centralink and Cornerstone Overseas Investments, Limited, a limited company organized under the laws of the British Virgin Islands (“COIL”), and Grand HK.

(d) – (e)

During the last five years, neither Centralink, CBIL nor Mr. Hsieh have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Mr. Hsieh is a citizen of Hong Kong S.A.R.

Item 3.	Source and Amount of Funds or Other Consideration
The response to Item 3 is hereby amended and restated as follows:

Under the subscription and exchange agreement, as amended (the “Subscription Agreement”), by and among Grand Toys International, Inc. (“Grand US”), Grand HK and Centralink, Centralink subscribed for 10,000,000 Grand HK ADSs in exchange for all of the shares of Playwell International Limited (“Playwell”), a wholly-owned subsidiary of Centralink, and cash and other consideration in a total amount of US$11,000,000. Centralink and COIL used their working capital to finance this subscription price.

As part of an internal reorganization, Mr. Hsieh and COIL entered into an agreement pursuant to which COIL transferred all of its equity interest in Centralink, the direct owner of the Grand HK ADSs, to Mr. Hsieh in exchange for US$1.00.  Immediately thereafter, Mr. Hsieh contributed Centralink into CBIL as a capital contribution.  Mr. Hsieh used his personal funds to finance the acquisition.  As a result of the reorganization, CBIL is the direct parent of Centralink.  Mr. Hsieh remains the ultimate beneficial owner of the Grand HK ADSs.  COIL does not have any interest in the Grand HK ADSs.

Under the subscription agreement (the “Note Agreement”) by and between Grand HK and Centralink, Centralink subscribed for an exchangeable note (the “Note”) issued by Grand HK in the principal amount of US$7,675,000 in consideration of a cash loan in the amount of US$7,400,000.  Centralink and COIL used their working capital to finance the subscription price.  The Note was exchanged for 2,000,000 Series A Preference Shares of Grand HK (the “Series A Shares”) plus US$145,089.04 in accrued interest, which was satisfied by the issuance of 52,175 Grand HK ADSs, immediately after the Grand HK annual general meeting on April 15, 2005.   In October 2005, Grand HK issued 73,030 Grand HK ADSs to satisfy the semiannual dividend of US$168,260 payable to Centralink as of June 30, 2005 on the Series A Shares. The Series A Shares are convertible into 2,804,600 Grand HK ADSs.

Under the exchange agreement dated November 30, 2005 (the “Exchange Agreement”), by and among Grand HK, Hua Yang Holdings Company Limited, a limited company organized under the laws of the Cayman Islands (“Hua Yang”), and Kord Holdings, Inc., a limited liability company incorporated in the British Virgin Islands (“Kord”), and CBIL, on December 22, 2005 CBIL contributed to Grand HK all of the outstanding shares of Hua Yang and Kord for an aggregate US$44,000,000, which consisted of 10,840,598 Series B Convertible Preference

Shares of Grand HK (the “Series B Shares”) and the canceling of US$2,399,207 of net indebtedness owed to Grand HK and its subsidiaries by affiliates of Mr. Hsieh.  The Series B Shares are convertible into 29,147,006 Grand HK ADSs.

Item 4.	Purpose of Transaction
The response to Item 4 is hereby amended and restated as follows:

The parties to the Subscription Agreement believe that the combination of Playwell’s manufacturing and sourcing expertise, financial resources and cost-management skills and experience and Grand US’ marketing and distribution presence in North America and the combined significant toy industry experience of the management of Playwell and Grand US will create a vertically-integrated company that will have manufacturing and distribution capabilities and allow Grand HK to expand its product offerings significantly. They also believe that together, the combined company will be a larger and financially more stable company and a stronger vehicle for future expansion.

The parties entered into the Exchange Agreement because the management of both CBIL and Grand HK believe that (i) Grand HK will benefit from the strong financial performance of Hua Yang and Kord, (ii) Hua Yang and Kord give Grand HK an entrée into the lucrative publishing and party goods businesses thereby further diversifying its business operations within the toy and toy-related industries, and (iii) the manufacturing operations of Hua Yang and Kord will help complete the parties’ vision of a vertically integrated company and give Grand HK significant additional capacity for new business.

The parties entered into the Note Agreement in order to fund the cash portion of the purchase price of Grand HK’s acquisition of International Playthings, Inc. (“IPI”) and to provide ongoing working capital.  The Note was sold at a US$275,000 discount in order to compensate Mr. Hsieh for providing IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition, the Grand HK ADSs received by IPI as partial consideration for its assets.

Item 5.	Interest in Securities of the Issuer
The response to Item 5 is hereby amended and restated as follows:
(a)

According to the Form 6-K filed with the SEC by Grand HK on December 12, 2005, as of November 30, 2005, Grand HK has issued and outstanding 16,307,967 Grand HK ADSs.  Based on this information and including the 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Series A Shares and the 29,147,006 Grand HK ADSs issuable by Grand HK upon conversion of the Series B Shares, the Reporting Persons beneficially own approximately 87.6% of the outstanding Grand HK ADSs.  As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 42,273,726 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Series A Shares and 29,147,006 Grand HK ADSs issuable by Grand HK upon conversion of the Series B Shares).

(b)

As of the date of this Statement, Centralink is the direct beneficial owner of all 42,273,726 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Series A Shares and 29,147,006 Grand HK ADSs issuable by Grand HK upon conversion of the Series B Shares) being reported by the Reporting Persons.  CBIL is the sole parent of Centralink and an indirect beneficial owner of the 42,273,726 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Series A Shares and 29,147,006 Grand HK ADSs issuable by Grand HK upon conversion of the Series B Shares) being reported.   Mr. Hsieh is the direct beneficial owner of CBIL and an indirect beneficial owner of the 42,273,726 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Series A Shares and 29,147,006 Grand HK ADSs issuable by Grand HK upon conversion of the Series B Shares) being reported.   Centralink, CBIL and Mr. Hsieh have shared power to vote or direct the vote of all 42,273,726 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Series A Shares and 29,147,006 Grand HK ADSs issuable by Grand HK upon conversion of the Series B Shares) and shared power to dispose or direct the disposition of such Grand HK ADSs.

	(c)	The Reporting Persons disposed of 727,272 Grand HK ADSs held by Centralink as described in Item 6 hereof.
	(d)	Not applicable.
	(e)	COIL ceased to be a beneficial owner of more than five percent of the Grand HK ADSs on March 24, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 6 is hereby amended and restated as follows:

COIL entered into a Consulting Agreement, dated August 25, 2004 (the “Consulting Agreement”), with Mr. Henry Hai Lin Hu (“Mr. Hu”) pursuant to which Mr. Hu performed certain consulting services for COIL.  As part of the internal reorganization described in Item 3, COIL’s interest, rights and obligations in the Consulting Agreement were assigned and transferred to CBIL.  The Consulting

Agreement was amended by oral agreement between COIL and Mr. Hu in early May 2005.  Under the Consulting Agreement, as amended, Mr. Hu was to receive, upon completion of certain milestones, among other things, a number of Grand HK ADSs held by Centralink equal to US$2,000,000 in value, at a price per Grand HK ADS of US$2.75 per Grand HK ADS.  On December 21, 2005, pursuant to the terms of the Consulting Agreement, as amended, CBIL caused Centralink to transfer to Mr. Hu 727,272 Grand HK ADSs.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among Centralink, CBIL and Mr. Hsieh
Exhibit 99.1

Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc. (incorporated by reference to Annex A contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.2

Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated as of March 6, 2004, Amendment No. 2, dated as of March 31, 2004 and Amendment No. 3, dated as of May 31, 2004. (incorporated by reference to Annex B contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.3

Subscription Agreement, dated February 28, 2005, by and between Grand Toys International Limited and Centralink Investments Limited (incorporated by reference to Annex C to the Proxy Statement for Annual General Meeting of Grand HK contained in the Form 6-K filed with the SEC on April 4, 2005)

Exhibit 99.4

Consulting Agreement, dated as of August 25, 2004, between Cornerstone Overseas Investments, Limited and Henry Hai Lin Hu (incorporated by reference to the Schedule 13D filed by Centralink, COIL and Mr. Hsieh on August 26, 2004)

Exhibit 99.5

Exchange Agreement, dated as of November 30, 2005, by and among Grand Toys International Limited, Hua Yang Holdings Company Limited, Kord Holdings, Inc. and Cornerstone Beststep International Limited (incorporated by reference to Annex A to the Proxy Statement for the Extraordinary General Meeting of Grand HK contained in the Form 6-K filed with the SEC on December 12, 2005)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2006

CENTRALINK INVESTMENTS LIMITED

	By:	/s/ Hsieh Cheng, Jeff
	Name:	Hsieh Cheng, Jeff
	Title:	Director

CORNERSTONE BESTSTEP INTERNATIONAL LIMITED

	By:	/s/ Hsieh Cheng, Jeff
	Name:	Hsieh Cheng, Jeff
	Title:	Director

	By:	/s/ Hsieh Cheng, Jeff
	Name:	Hsieh Cheng, Jeff